STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (the “Agreement”) is made and entered into as of August 7th, 2009, by and among 3DRS International, Inc., a New York corporation (“Purchaser”), News/Sports Microwave Rental, Inc., a California corporation (the “Company”), and The Allied Defense Group, Inc. a Delaware corporation and the holder of the Stock of the Company (the “Seller”). For the purposes of this Agreement, Purchaser, the Company and Seller are referred to sometimes collectively as the “Parties” and individually as a “Party”.

RECITALS:

A. Seller is the owner of all of the issued and outstanding shares of the capital stock (the “Stock” or the “Shares”) of the Company.

B. Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, all of the Stock on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, for and in consideration of the foregoing Recitals, the mutual covenants and undertakings set forth below and other good and valuable consideration, the receipt and adequacy of which are acknowledged, the Parties agree as follows:

1	. CERTAIN DEFINITIONS. For purposes of this Agreement, the following capitalized terms shall have the following meanings (other capitalized terms may be defined elsewhere in this Agreement):

1.1.	"Assets" means all of the assets and properties, whether known or unknown, tangible or intangible, real or personal, wherever situated, owned by the Company or in which the Company has any right, title or interest. The Assets include, without limitation, the following:

1.1.1.	All cash, current assets and accounts receivables;
1.1.2.	All inventory and work-in-process;
1.1.3.	All machinery, equipment and other tangible assets;
1.1.4.	All goodwill and all other intangible assets;

1.1.5. All patents, patent applications, trademarks, trademark applications and registrations, trade names, service marks, service names, copyrights, copyright applications and registrations, commercial and technical trade secrets, designs, drawings, specifications, formulae, technologies, computer and electronic data processing programs and software, inventions, processes, know-how, confidential information and other proprietary property rights and interests used in connection with the operation of or related to the Business or otherwise owned by the Company or in which the Company has any right, title or interest, including, without limitation, the names “NSM”, “NS Microwave” and any and all derivations of such names;

1.1.6. All sales and business records, personnel records of the Company’s employees, credit records of the Company’s customers, customer lists, advertising and promotional materials and all other books and records of every kind and nature;

1.1.7. All leases entered into by the Company for personal property;

1.1.8. All written contracts and agreements, other than the personal property leases, entered into by the Company or to which the Company is subject;

1.1.9.	All licenses and permits held by the Company;

1.1.10. All third party warranties and claims for warranties relating to the Business or the Assets;

1.1.11. All leases for all land, buildings and improvements leased by the Company;

1.1.12. All rights to the Company’s backlog of customer orders and any related customer prepayments;

1.1.13. All e-mail addresses and web sites; and

1.1.14. All rights in and to telephone numbers, trade names, business procedures and on-going business opportunities

1.2	“Books and Records” means books, ledgers, business, financial, personnel and other files, reports, operating records, accounting records and work papers (including underlying documents), price lists, correspondence and other forms of information relating in any manner to the business, operations or financial or statistical history of a Person, whether in written, electronic or magnetic form.

1.3.	"Business" means the business of developing, assembling, marketing and selling surveillance systems and products as conducted by the Company.

1.4. “Code" means the Internal Revenue Code of 1986, as amended.

1.5 “the Company’s Knowledge” “ the Knowlegde of the Company”and “Knowledge” means, unless provided otherwise, the (i) collective actual knowledge of the senior management personnel of the Seller and/or the Company or  (ii) the actual knowledge of any of the following individuals: the Seller’s and/or the Company’sPresident, the Seller’s and/or the Company’s Director of Operations, the Seller’s and/or  the Company’s Director of Finance or the Seller’s and/or the Company’s Chief Engineer.

1.6. Effective Time" means 12:01 a.m. local (EST) time on the date of the Closing (as defined below).

1.7 “Intellectual Property” means all intellectual property in any jurisdiction, including: (a) patent applications, patents (including letters patent, industrial designs, process patents and inventor’s certificates), design registrations, invention disclosures, and applications to register industrial designs that issue, and any and all rights to any of the foregoing anywhere in the world, including any provisionals, substitutions, extensions, supplementary patent certificates, reissues, renewals, divisions, continuations in part or in whole, continued prosecution applications, requests for continued examination, and other similar filings or notices provided for under the laws of the United States, or of any other country; (b) trade secrets and other confidential or non-public business information, including ideas, formulas, compositions, inventor’s notes, discoveries, improvements, concepts, know-how, manufacturing and production processes and techniques, testing information, research and development information (whether or not patentable), inventions, inventions disclosures, unpatented blue prints, drawings, specifications designs, plans, proposals and technical data, business and marketing plans, market surveys, market know-how and customer lists and information; (c) copyrights, copyright licenses and any non-registered copyright to any writings and other copyrightable works of authorship, including computer programs, source code, object code, documentation (whether or not released), databases and documentation; (d) trademarks, service marks, trade names, brand names, product names, certification marks, trade dress, assumed names, business names, slogans, logos and other indications of origin, whether registered or unregistered; (e) Internet protocol addresses and networks, including internet domain names, e-mail addresses, world wide web (“www”) and http addresses, network names, network addresses and services, including registrations and applications of any of the foregoing; (f) integrated circuit topographies and mask works; (g) moral rights; (h) features of shape, configuration, pattern or ornament and design registrations or patents; (i) privacy and publicity rights; (j) any similar or other intellectual property or proprietary rights; and (k) registrations of, and applications to register, any of the foregoing with any Governmental Entity and any renewals or extensions thereof and all other rights to any of the foregoing.

1.8. “Person” means any individual, corporation, partnership (limited or general), limited liability partnership, limited liability company, trust, association or other organization or entity, as the context requires.

2. PURCHASE AND SALE OF STOCK

2.1.	Sale of Stock. At the Closing (as defined in Section 8.1 hereof), and effective as of the Effective Time, Seller shall transfer, sell, assign and otherwise convey to Purchaser its entire right, title and interest in and to the Stock, free and clear of all Liens ( as defined below).

3. PURCHASE PRICE

3.1.	Purchase Price for Shares. For and in consideration of the sale and transfer of the Stock, and subject to the provisions of Section 3.3 hereof, Purchaser shall pay Seller $1,725,000 in the manner provided in Section 3.2 below (the “Purchase Price”).

3.2.	Payment of Purchase Price. Purchaser shall pay an initial $400,000 at the Closing by wire transfer in immediately available funds to an account designated by Seller. Purchaser shall provide a note (“Note”) in the face amount of $1,325,000 due 24 months after Closing and bearing interest at a rate of One Year Libor plus 500 basis points subject to a maximum interest cap of 8% per annum. The Note is subject to reduction (i) in the event the Company fails to receive new contract awards from the Army of at least $5,000,000 (“Minimum Army Awards”) after the date of this Agreement under Army programs that the Company (a) has previously provided services under, (b) is currently providing services under and/or (c) currently has proposals pending under; in which event the Note will be reduced by $250,000 if the Minimum Army Awards are not received by January 31, 2010 and an additional $250,000 if the Minimum Army Awards are not received by July 31, 2010 and (ii) in accordance with the indemnification and payment provisions of Section 9 of this Agreement. A copy of the Note is included as Exhibit 3.2.2.

4.	REPRESENTATIONS AND WARRANTIES OF SELLER. Seller represents, warrants and covenants the following to Purchaser and the Company with the knowledge and expectation that, in agreeing to enter into this Agreement, Purchaser is completely relying on such representations, warranties and covenants:

4.1.	Good Standing and Authority.

(a) Each of the Company and Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of California and the State of Delaware, respectively. Each of the Company and Seller has full corporate power and authority to carry on their respective businesses as they are now conducted, and have been conducted since organization, and to own, lease and/or operate its assets and properties. The Seller and the Company are each duly qualified to do business and are in good standing in every jurisdiction in which the character of the properties owned or leased by them or the nature of the business conducted by them makes such qualification necessary, except where failure to be so qualified would not have a Material Adverse Effect. For purposes of this Agreement, the term “Material Adverse Effect” shall mean (a) a material adverse effect on the financial condition, properties, business, results of operations and/or prospects of the Company or (b) a material adverse effect on the ability of the Seller and/or the Company to perform its respective material obligations under this Agreement. Schedule 4.1 (a) lists all of the jurisdictions in which the the Company is qualified to do business.

(b) Each of the Company and Seller has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated in this Agreement. This Agreement and all other agreements and instruments to be executed by the Seller and/or the Company in connection herewith (together with all other documents to be delivered in connection herewith or therewith, collectively the “Transaction Documents”) have (except for Transaction Documents to be executed and delivered solely by the Purchaser) and the consummation of the transactions contemplated in this Agreement, have been duly authorized and approved by the Company’s Board of Directors, and have been duly authorized and approved by all other necessary and proper corporate action on the part of the Company. This Agreement, the Transaction Documents (except for Transaction Documents to be executed and delivered solely by the Purchaser) and the consummation of the transactions contemplated in this Agreement, have been duly authorized and approved by Seller’s Board of Directors and all other necessary and proper action on the part of Seller. No proceedings, consents or votes on the part of the Seller and/or the Company, except the approval of their respecive Boards of Directors, are necessary to approve this Agreement, the Transcation Documents and/or to consummate the transactions contemplated hereby or thereby. This Agreement, when executed and delivered, will constitute the legal, valid and binding obligations of the Company and Seller enforceable against the Company and Seller in accordance with its terms. The Company owns no equity and/or other form of interests in any other corporations, partnerships, limited liability companies or other entities.

(c) To the Company’s Knowledge it has obtained all licenses, permits, easements, variances, exemptions, consents, certificates, orders, approvals, franchises and other authorizations (collectively, the “ Permits”) and have taken all actions required by applicable law or regulations of any supra-national, national, state, municipal or local government (including any subdivision, court, administrative agency, competent authority, notified body or commission or other authority thereof) or any quasi-governmental body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (each a “Governmental Entity,” and collectively “Governmental Entities”) in connection with the business of the Company as now conducted. Schedule 4.19 lists all Permits issued or granted to the Company.

4.2.	Certificate of Incorporation, Bylaws and Minute Books. Correct and complete copies of the Articles of Incorporation and Bylaws of the Company are attached as Schedule 4.2. All of the minute books of the Company have been made available to Purchaser and contain true and complete minutes and records of all meetings, proceedings and other actions of the Company’s boards of directors and stockholders from the date of its organization to the date hereof. All prior corporate actions on behalf of the Company have been properly authorized and ratified by the officers, directors and/or shareholders of the Company in accordance with Applicable Laws and the charter, by-laws, operating agreements and governing documents of the Company.

4.3.	Capitalization. The authorized capital stock of the Company consists of one hundred (100) shares of common stock, of which one hundred (100) shares are issued and outstanding. The issued and outstanding common stock are validly issued, fully paid and nonassessable, were not issued in violation of any preemptive rights and/or any other rights whatsoever, and are owned of record and beneficially by Seller free and clear of all liens, encumbrances, security interests, pledges, assignments, conditional or installment sale agreements, mortgages, charges, adverse claims and/or any other claim of third parties of any kind (collectively “Liens”). There are no subscriptions, options, convertible securities, calls, rights, warrants, exchange rights and/or any other agreements, claims or commitments of any nature whatsoever, contingent or otherwise, obligating the Company to issue, transfer, deliver or sell or cause to be issued, transferred, delivered or sold, additional shares of its capital stock or its other securities or obligating the Company to grant, extend or enter into any such agreement or commitment (all of the foregoing are collectively referred to as “Equity Rights”). Upon consumation of the transaction contemplated hereby, the Purchaser will own 100% of the outstanding capital stock of the Company and any and all Equity Rights, free and clear of any Liens other than the Note.

4.4.	Real Property Owned. The Company owns no real property.

4.5	Title to Assets.

(a) To the Company’s Knowledge it is the lawful owner of each of the Assets, whether real, personal, mixed, tangible or intangible, comprising and employed in the operation of or associated with the Business, including but not limited to the Intellectual Property Rights, other than those Assets which the Company leases, in which case the Company has a valid leasehold interest in such Assets. . To the Company’s Knowledge the Assets are materially sufficient and adequate to conduct the Business as presently conducted, and are free and clear of all liens, mortgages, pledges, security interests, restrictions, prior assignments, encumbrances and claims of any kind, except for (a) leases which apply to certain assets which the Company leases from third parties, (b) security interests and liens consented to in writing by Purchaser, (c) any inchoate statutory liens for real and personal property taxes not yet due or payable, and (d) liens, security interests or other encumbrances which are described in Schedule 4.5 (a) (“Permitted Liens”). To the Company’s Knowledge there are no outstanding agreements, options or commitments of any nature obligating the Company to transfer any of the Assets of the Company or rights or interests therein to any party.

4.6	Financial Condition and Accounting.

(a) Financial Statements. Schedule 4.6 sets forth true and complete copies of (i) the unaudited balance sheet of the Company and the related statement of income and cash flows for the stub period from January 1, 2009 through May 31, 2009 (the “Unaudited Stub Financial Statements”) and (ii) the unaudited balance sheets of the Company, as of the twelve month periods ended December 31, 2007 and 2008 and the related statements of income and cash flows for the years then ended ( the “Unaudited Annual Financial Statements”). The Unaudited Stub Financial Statements and the Unaudited Annual Financial Statements present fairly the financial condition and position and operating results of the Company as of the respective dates thereof and for the periods therein indicated. The Unaudited Stub Financial Statements and the Unaudited Annual Financial Statements reflect the consistent application of accounting principles throughout the periods incurred. The Unaudited Stub Financial Statements and the Unaudited Annual Financial Statements were prepared in accordance with the Books and Records of the Company. The Unaudited Stub Financial Statements and the Unaudited Annual Financial Statements are collectively referred to in this Agreement as the Financial Statements. The Company’s President and it’s Director of Finance have disclosed to the Company’s accountants, the Company’s board of directors, and to Purchaser any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting

(b) Absence of Certain Changes.

Except as described in Schedule 4.6 (b), since May 31, 2009 the Company is unaware of any (i) change in the assets, liabilities, financial condition, prospects or operations of the Company, other than changes in the ordinary course of business, which had or is reasonably expected to have a Material Adverse Effect on such assets, liabilities, financial condition, prospects or operations; and/or (ii) Material Adverse Change and/or (iii) an event, action or circumstance described in Section 6.3. For purposes of this Agreement, a “Material Adverse Change” means any event, circumstance, condition, development or occurrence causing, resulting in, having, or that could reasonably be expected to have, a Material Adverse Effect.

(c) The NSM 12 Month Cash Flow Forecast attached hereto as Schedule 4.6 (c) has been prepared by the Company utilizing estimates based on sound and reasonable assumptions in light of the existing knowledge of the Company and/or it’s management.

(d) As of the Closing Date no inter-company obligations will be owed to ADG by the Company. The inter-company obligations appearing on the balance sheet of the Company as of May 31, 2009 and all obligations incurred subsequent thereto shall be eliminated and charged to paid in capital prior to the Closing Date.

4.7.	Certain Property of the Company and the Seller.

(a) Real Property: Schedule 4.7 (a) lists all real properties leased by the Company (each lease being referred to herein as a “Real Property Lease,” and collectively the “Real Property Leases”).

(i) To the Company’s Knowledge it has good and valid title to the leaseholds identified in each Real Property Lease. To the Company’s Knowledge, each Real Property Lease is a valid and binding obligation of the Company, enforceable in accordance with its respective terms, except as enforceability may be limited by the Bankruptcy Exception. The Company has provided to the Purchaser true and complete copies of the Real Property Leases and all other agreements and documents under which the Company leases any real property ( collectively with the Real Property Leases the “Lease Documents”). To the Company’s Knowledge the Lease Documents are unmodified and in full force and effect, and there are no other agreements, written or oral, with respect to any real property leased by the Company other than the Lease Documents.

(ii) To the Company’s Knowledge it is not in default with respect to any material term or condition of any Real Property Lease, and no event has occurred which through the passage of time or the giving of notice, or both, would constitute a default under any Real Property Lease or would cause the acceleration of any obligation of any party thereto. Neither the Company nor the Seller have any Knowledge that any other party to any Lease Documents, including but not limited to the Real Property Leases, has claimed that a default exists under any such document or agreement.

(b) Personal Property. To the Company’s Knowledge all vehicles, furniture, fixtures, equipment and other items of tangible personal property owned or leased by the Company and material to the operation of the Business (the “Personal Property”) has been maintained in accordance with the past practice of the Company and generally accepted industry practice and is in good operating condition and repair (normal wear and tear excepted) sufficient to enable the Company to operate the Business as presently conducted. To the Company’s Knowledge, it holds valid leases in all of the Personal Property leased by it, and the Company has not granted to any other person or made in favor of any sublease, license or other agreement granting to any person any right to use such property (each such lease, sublease, license or other agreement, a “Personal Property Lease,” and collectively the “Personal Property Leases”). To the Company’s Knowledge, it has provided to the Purchaser true and complete copies of the Personal Property Leases and all other agreements and documents under which the Company leases any personal property ( collectively with the Personal Property Leases the “ Personal Lease Documents”). To the Company’s Knowledge the Personal Lease Documents are unmodified and in full force and effect, and there are no other agreements, written or oral, with respect to any personal property leased by the Company other than the Personal Lease Documents. To the Company’s Knowledge, it is not in default with respect to any material term or condition of any Personal Property Lease, and no event has occurred which through the passage of time or the giving of notice, or both, would constitute a default under any Personal Property Lease or would cause the acceleration of any obligation of any party thereto or the creation of a lien or encumbrance upon any Asset of the Company. Neither the Company nor the Seller have any knowledge that any other party to any Lease Documents, including but not limited to the Personal Property Leases, has claimed that a default exists under any such document or agreement.

4.8 Intellectual Property The term “Company-Owned Intellectual Property” means all Intellectual Property rights, title and interest that the Company owns legal rights to and controls and includes all Intellectual Property used in any of the Products (as defined in section 4.10) or used in the Business, including the development, manufacture, marketing, support and service of the Products and any Products-in-Development, other than Intellectual Property licensed to the Company pursuant to Licenses In (as defined below). Company-Owned Intellectual Property and Intellectual Property used or held for use by the Company pursuant to Licenses In are collectively referred to as “Company Intellectual Property.” A list of all patents and patent applications issued or assigned to the Company in any jurisdiction included in Company-Owned Intellectual Property is set forth on Schedule. 4.8.1. A list of all trademark and copyright applications and registrations in any jurisdiction, internet domain names and common law trademarks owned by the Company included in Company-Owned Intellectual Property is also set forth on Schedule 4.8.2 . To the Company’s Knowledge, it owns or possesses adequate licenses or other valid rights to use, and will continue to own and have such rights to use immediately following Closing, all of the Company Intellectual Property necessary for the development, manufacture, use, marketing, sale and service of the Products and the Products-in-Development free and clear of all Liens except (i) for Permitted Liens, (ii) in connection with Licenses Out (as defined below), or (iii) where the lack of any such rights or licenses would not impair the Company’s ability to make, use, sell or offer to sell the Products and the Products-in-Development or materially increase the cost to the Company to use the Intellectual Property in question. Except as set forth on Schedule 4.8.3, none of the Company Intellectual Property was developed using the resources of any Governmental Entity or other third party and no such Governmental Entity or third party has any Encumbrance or Claim in any Company-Owned Intellectual Property.

Schedule 4.8.4 hereto lists each license or other agreement (other than license agreements included in shrink-wrapped or click-wrapped software packages for software which are readily commercially available on comparable terms to Purchaser) pursuant to which a third party has granted to the Company rights with respect to third party Intellectual Property that is used in connection with the Business, including the development, manufacture, marketing, support and service of the Products and any Products-in-Development, (collectively, the “Licenses In”). The Licenses In listed on Schedule 4.8.4 include, with respect to the Company’s use of any copyrighted Open Source Code: the Open Source community, the license type and location of the published open source software license agreements and/or copyright notices and the conditions contained therein to the use of the Open Source Code, the technology covered and a description of the use by the Company of the Open Source Code. A list of all patents and patent applications licensed to the Company pursuant to Licenses In is set forth on Schedule 4.8.5. A list of all trademark and copyright applications and registrations in any jurisdiction, internet domain names and common law trademarks licensed to the Company pursuant to Licenses In is also set forth on Schedule 4.8.5      .

With respect to each License In:

(a) To the Company’s Knowledge such License In will continue to be legal, valid, binding, enforceable and in full force and effect with respect to the Company, as applicable (subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles), and, to the Knowledge of the Company, any other Person thereto following the consummation of the Transaction without (x) any change or modification in the terms or conditions of the License In, and (y) payment of any additional amounts to any third party that would not have been changed or modified, charged or paid, but for the Transaction;

(b) to the Knowledge of the Company no other party to a License In repudiated any material provision of such License In;

(c) To the Company’s Knowledge it has not agreed to indemnify any Person for or against any interference, infringement, misappropriation or other violation with respect to any Intellectual Property except pursuant to the express terms of the License In;

(d) To the Company’s Knowledge it has provided Purchaser with true and complete copies of each such License In and all amendments and modifications thereof and all material correspondence with respect thereto in its posession; and

(e) To the Company’s Knowledge it’s use of any copyrighted Open Source Code as set forth in Schedule 4.8.4 does not obligate the Company to publish, disclose to any open source community, or otherwise dedicate to the public any of the Company’s source code included in its Products or Products-in-Development.

To the Company’s Knowledge, Company-Owned Intellectual Property and all Intellectual Property subject to Licenses In includes all computer software and firm-ware (other than shrink-wrapped or click-wrapped software packages for software which are readily commercially available on comparable terms to Purchaser) that is used in connection with the Business, including the Products, and all developments and improvements thereof, and the Products-in-Development, all internet, intranet and World Wide Web content, sites and pages, and all HTML and other code used therein (“Company Software”). Except as set forth on Schedule 4.8.6, the Company has in its possession, or has legally enforceable rights to obtain upon default of the other party with respect to Licenses In, source code and object code versions of Company Software and any and all software rules, algorithms, flowcharts, designs, technical processes and technical data included in or relating to the same.

To the Company’s Knowledge, as part of the Company-Owned Intellectual Property, the Company possesses originals or copies of all design documentation and procedures, all written materials and machine-readable text subject to human-readable display or printout for the manufacture, production, distribution, installation and service of the Product, including design or development specifications, flow charts, error reports, support call reports, bug tracking system and related correspondence and memoranda (the “Company Documentation”). As part of the Company-Owned Intellectual Property, the Company believes it possesses complete human and machine readable master copies of the source code and object code for the Products and the Products-in-Development.

To the Company’s Knowledge, all personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception, reduction to practice or development of the Company-Owned Intellectual Property either: (i) did so within the scope of employment by the Company or have been party to a “work-for-hire” arrangement or agreement that has, in accordance with applicable Law, accorded the Company full, effective, exclusive and original ownership of, and all right, title and interest in and to, all tangible and intangible property thereby arising including all Intellectual Property; or (ii) have executed legally required instruments of assignment in favor of the Company and have conveyed to the Company full, effective and exclusive ownership of all right, title and interest in and to all tangible and intangible property arising thereby, including all Intellectual Property. The Company has taken reasonable measures to maintain the confidentiality of the Company’s trade secrets, including any Intellectual Property the value of which to the Company is dependent upon the maintenance of the confidentiality thereof. To the Company’s Knowledge each other party licensing Intellectual Property to the Company pursuant to a License In has provided representations regarding its ownership in the Intellectual Property subject to the Licenses In.

To the Company’s Knowledge, except as disclosed on Schedule 4.8.7, there are no written claims or, reasonable basis for any Claim, challenging ownership, or right to use, as applicable, of the Company of any of the Company Intellectual Property. To the Knowledge of the Company, no third party has infringed upon, misappropriated or otherwise violated any rights of the Company with respect to the Company Intellectual Property. The Company has made available to Purchaser all infringement studies, including opinions of counsel, concerning the Company Intellectual Property in its possession, custody or control, if any.

To the Company’s Knowledge and except as disclosed on Schedule 4.8.8, the Company has not infringed upon, misappropriated or otherwise violated, whether through the development or use of the Company Intellectual Property, Products, Products-in-Development or otherwise, any Intellectual Property rights of any third party, and no Claim has been asserted in writing by any Person as to the use of the Company Intellectual Property by the Company or alleging any such, infringement, misappropriation or violation, including any written Claim that the Company must license or refrain from using any Intellectual Property rights of any third party, and neither the Company, nor the Stockholders know of any reasonable basis for any such Claim.

To the Company’s Knowledge it has provided Purchaser true and complete copies of all patents and all trademarks listed on Schedule, and has made available, or offered to make available, to Purchaser true and complete copies of all other written, material documentation in its possession evidencing ownership and prosecution, if applicable, of each such patent and trademark. To the Knowledge of the Company, the Company: (i) has not made any sale or offer for sale or disclosure, the result of which could reasonably be expected to lead directly to the invalidity of any issued patent that is owned by Company and is a part of the Company Intellectual Property; and (ii) has not failed to make any fee payments to the applicable patent and trademark offices of any Governmental Entity that are required to maintain any such patent.

Schedule—4.8.9 lists each license, sublicense, agreement and permission granted directly by the Company, [and currently in effect], pursuant to which a third party has the right to manufacture, use, distribute, resell, import, service, otherwise commercialize the Products, or otherwise use any Company Intellectual Property, including agreements between the Company and distributors or resellers pertaining to the Products (collectively, the “Licenses Out”). With respect to each License Out:

(a) to the Company’s Knowledge such License Out will continue to be legal, valid, binding, enforceable (subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles) and in full force and effect with respect to the Company and, to the Knowledge of the Company any other party thereto following the consummation of the Transaction;

(b) to the Knowledge of the Company, neither the Company nor any other party to a License Out has repudiated any material provision of such License Out;

(c) to the Company’s Knowledge it has not agreed to indemnify any Person for or against any interference, infringement, misappropriation or other violation with respect to any Intellectual Property except pursuant to the express terms of such License Out; and

(d) the Company has provided Purchaser with true and complete copies of each such License Out and all amendments and modifications thereof and all material correspondence with respect thereto in its posession and/or the possession of any of its affiliates and/or agents.

(e) To the Company’s Knowledge none of the products or Products-in-Development incorporate any Open Source Code other than certain freeware listed on Schedules 4.8.1 and 4.8.2 , which contains lists of: (i) all freeware and Open Source Code used by the Business, (ii) the licenses under which the freeware and/or Open Source Code was obtained, and (iii) the uses of the software.

4.9 Major Suppliers.

Schedule 4.9 lists each Person which supplies components, finished goods or other property or services to the Business and to whom the Company has paid or been billed in the aggregate $50,000 or more, whether in cash or in other consideration, during either 2008 or during the period from January through June 2009 or , to the Company’s Knowledge, which supplies any goods or services material to the Business or to any Product, together with, in each case, the amount paid or billed during such period. To the Company’s Knowledge it has provided to Purchaser true and complete copies of each such supply agreement together with all amendments and modifications thereof and, to the Knowledge of the Company, with respect thereto. To the Company’s Knowledge each such supply agreement constitutes the valid and legally binding obligation of the Company and of the other parties thereto, and is enforceable in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally and equitable principles limiting the availability of equitable remedies. To the Company’s knowledge each such supply agreement constitutes the entire agreement of the respective parties thereto relating to the subject matter thereof. To the Company’s knowledge, no act or omission to act by the Company or any other party has occurred or failed to occur that has not been either cured or waived which, with the giving of notice, the lapse of time or both would reasonably be expected to (i) constitute a default under any of such supply agreements by the Company or the other party thereto, or (ii) permit termination, modification or acceleration thereunder by the Company or, to the Knowledge of the Company, the other party thereto, and each such supply agreement is in full force and effect with respect to the Company and each other party thereto. Neither the Company nor to the Knowledge of the Company, any Employee has been informed by any party to a supply agreement or any third party that the consummation of the Transaction would result in the loss of any supplier to the Business.

4.10 Products and Products-in-Development.

Schedule 4.10.1 contains a complete list of all services, software and products currently being made, distributed, sold, licensed or serviced by the Company in connection with the Business and/or as to which the Company has any ongoing liability or responsibility for service, support, upgrade, replacement, disposal claims or otherwise (collectively, the “Products”). No recall of any Product has ever been required of the Company by any Governmental Entity or other Person, nor has the Company ever conducted any voluntary recall of any Product. Schedule 4.10.2 contains a complete list of all modules or products which are currently being developed by the Company (such development being evidenced by the Company incurring material research and development expenses in connection therewith at any time during the calendar years 2008 or 2009) or to which the Company has agreed to develop for any Person, including any material upgrades to existing Products, (collectively, “Products-in-Development”). To the Knowledge of the Company, there is no Intellectual Property (unless specified) required to bring any Product in Development to market which is not Company Intellectual Property.

4.11 Material Contracts.

The term “Material Contracts” means, collectively, the following (in each case as currently in effect):

all Licenses In and all Licenses Out;

all Real Property Leases and Personal Property Leases

all unfilled sales orders (including all backlog) of the Business as of the execution of this Agreement and updated as of the Closing, all of which are listed on        Schedule 4.11.1;

all distribution agreements, marketing, re-sale agreements or other agreements for the sale of the Products (including all warranties with respect to such Products) to which the Company is a party and which contain presently effective warranties;

all joint ventures, funding arrangements, or other contracts or commitments, with any Governmental Entity or other third party providing for payments based in any manner on the revenues or profits of the Company, the Business or any Intellectual Property or Product;

all agreements for borrowed money or related to any bank lien or other Encumbrance, any guaranty, surety arrangement or similar agreement or obligation;

all settlement agreements, however designated, between the Company and any other Person with respect to the settlement compromise or other resolution of any claims;

any employment or consulting agreement, employee benefit agreement or similar obligation and all Benefit Plans;

all obligations of the Company with respect to the future development of Products or Product line enhancements, upgrades and next generations;

all contracts or other arrangements pursuant to which the Company is obligated to provide installation, maintenance, upgrades, bug-fixes, hosting or site development and maintenance or other support services; and

all other agreements, contracts, subcontracts, leases and subleases of personal property, arrangements, commitments, licenses and sublicenses to which the Company is a party or pursuant to which the Company is obligated to make payments or entitled to receive payments, after the date hereof, in excess of $25,000, whether written or oral, all of which are listed on Schedule 4.11.2.

Except for the approval or consents specifically identified on Schedule 4.11.3, to the Company’s knowledge none of the Material Contracts requires consent or waiver in connection with consummation of the Transaction.

To the Company’s knowledge each Contract is valid, binding and enforceable against the Company and/or the Seller, as the case may be, in accordance with its terms, except as such enforceability may be limited by the Bankruptcy Exception, and is in full force and effect on the date hereof. To the Company’s knowledge, upon consummation of the transactions contemplated by this Agreement, each Contract shall continue to be valid, binding ,enforceable and in full force and effect without penalty or other adverse consequence. To the Company’s Knowledge the Company and the Seller, as the case may be, has performed all material obligations required to be performed by it under, and is not in material default or breach of, any Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a material default or breach by the Company and/or the Seller, as the case may be. To the Knowledge of the Company, no other party to any Contract is in material default or breach in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would constitute such a material default or breach.

Schedule 4.11.4 sets forth a complete and accurate list of all proposed, pending, submitted responses to requests for proposals, submitted bids and other agreements (including amendments and modifications thereto) which, if accepted, would obligate the Company to deliver any goods or services (“Proposals”).

4.12 No Restrictive Agreements.

The Company has not entered into any agreement which restricts or affects the use of any of the Intellectual Property by the Company, or limits the business activities or products of the Company which may be produced, marketed or sold in any geographic area. Except as expressly set forth in the Material Contracts, the Company has not entered into any exclusive agreement with respect to any Product, geographic area or similar limitation or has agreed to provide any customer with terms as favorable as those to any other customer.

4.13.	No Conflict or Violation.

To the Company’s knowledge, the execution, delivery and performance by the Seller of this Agreement and the other Transaction Documents to be delivered by the Seller and the consummation of the transactions contemplated hereby and thereby do not and will not ( with or without notice or passage of time) : (i) violate or conflict with any provision of the charter documents or bylaws of the Seller or the Company; (ii) violate in any material respect any provision or requirement of any domestic or foreign, federal, state, or local law, statute, judgment, order, writ, injunction, decree, award, rule, or regulation of any Governmental Entity applicable to the Seller, the Company and/or the Business; (iii) violate in any material respect, result in a material breach of, constitute (with due notice or lapse of time or both) a material default or cause any material obligation, penalty, premium or right of termination to arise or accrue under any Intellectual Property licenses or agreements and/or any Material Contract (iv) result in the creation or imposition of any Lien of any kind whatsoever upon any the capital stock of the Company, Assets of the Company and/or the Business; or (v) result in the cancellation, modification, revocation or suspension of any material license, permit, certificate, franchise, authorization or approval issued or granted by any Governmental Entity (each a “License,” and collectively, the “Licenses”).

4.14.	Consents.

Schedule 4.14 lists all consents and notices of which the Company has Knowledge which are required to be obtained or given by or on behalf of the Seller and/or the Company in connection with the consummation of the transactions contemplated by this Agreement and the Transaction Documents in compliance with all applicable laws, rules, regulations, or orders of any Governmental Entity, the provisions of any Material Contract and/or any Intellectual Property license or agreement, and all such consents have been duly obtained and are in full force and effect, except where the failure to obtain such consent will not have a Material Adverse Effect.

4.15.	No Undisclosed Liabilities.

Except as and to the extent specifically reflected or reserved against in the most recent Financial Statements and except as incurred in the ordinary course of business since the date of the most recent Financial Statements and except for obligations arising under those contracts and agreements to which the Company is party as described in the Schedule 4.11.1 (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) and except as disclosed on Schedule 4.15, to the Knowledge of the Company, the Company has no material debt, liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, and whether due or to become due (including, without limitation, any liability for taxes and interest, penalties and other charges payable with respect to any such liability or obligation), and to the Knowledge of the Seller and the Company, no facts or circumstances exist which, with notice or the passage of time or both, are reasonably expected to result in any material claims against or obligations or liabilities of the Company.

4.16.	Taxes.

(a) For purposes of this Agreement, the following terms shall have the meanings specified hereinbelow:

(i) “Tax” or “Taxes” means all taxes, including, without limitation, all net income, gross receipts, sales, use, withholding, payroll, employment, social security, unemployment, excise, utility property and all other taxes applicable to the Company in any jurisdiction , plus applicable penalties and interest thereon.

(ii) “Tax Liabilities” means all liabilities for Taxes.

(iii) “Tax Return” shall mean all reports and returns required to be filed by the Company with respect to Taxes.

(b) Tax Returns, Tax Payments and Tax Audits. The Company and the Seller has (i) timely filed or caused to be timely filed all Tax Returns, if any, required to be filed as of the date hereof (after giving effect to any extension of time to file such Tax Returns) and (ii) paid, when due, all Taxes due and payable, if any, for the tax periods relating to such Tax Returns (whether or not shown on such Tax Returns). All such previously-filed Tax Returns were complete and accurate in all material respects when filed. Schedule 4.16.1 lists (a) all Tax Returns filed by the Company, or, (b) all Tax Returns filed by the Seller which pertain to the Company if the Seller files Company’s Tax Returns on a consolidated basis, during the past three years. The Seller and the Company have provided the Purchaser with true and complete copies of all filed Tax Returns during the last three years. With respect to each such Tax Return, Schedule 4.16.2 specifies (i) each such Tax Return that (1) is currently being audited by a Tax authority, or (2) as to which the Company and/or the Seller has received a written and/or oral notice from a Tax authority that such Tax authority intends to commence an audit or examination of such Tax Return, and (ii) each such Tax Return as to which the Company and/or the Seller has given its consent to waive or extend the applicable statute of limitations for such Tax Return or the assessment of Taxes required to be reported thereon.

(c) Tax Sharing Agreements. Neither the Seller nor the Company is a party to any tax-sharing or tax-indemnity agreement and the Company has not otherwise assumed by contract or otherwise the Tax Liability of any other person.

(d) No Liens. None of the Assets of the Company are subject to any liens in respect of Taxes (other than for current Taxes not yet due and payable). None of the Assets of the Seller are subject to any liens in respect of Taxes (other than for current Taxes not yet due and payable).

4.17.	Litigation.

To the Knowledge of the Seller and the Company, and except as set forth on Schedule 4.17, there are no claims, actions, suits, investigations or proceedings of any nature pending or threatened by or against the Seller, the Company, the officers, or directors of the Company, or any of their respective Affiliates, including without limitation those involving, affecting or relating to (i) the Business, any Assets, properties, prospects and/ or operations of the Company, (ii) any Material Contracts, (iii) any Owned Intellectual Property, (iv) any License In and/or License Out, and/or (v) the transactions contemplated by this Agreement (collectively “Claims”). For purposes of this Agreement, “Affiliate” shall have the meaning ascribed to such term in Rule 405 under the Securities Act. Neither the Seller nor the Company is a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or Governmental Entity. Except as set forth on Schedule 4.17, neither the Seller nor the Company has any Knowledge that any Governmental Entity and/or any other Person is currently investigating or planning to investigate the Seller and/or the Company. There is no action, suit, proceeding or investigation by the Company and/or Seller currently pending against any third party or which the Seller and/or the Company intends to initiate.

4.18.	Compliance with Applicable Law.

To the Knowledge of the Company, except as set forth on Schedule 4.18, the Company is not in violation of any laws, rules, statutes, ordinances, regulations and requirements of all Governmental Entities (“Applicable Laws”). To the Knowledge of the Company, the Business and the operations of the Company are being conducted in all material respects in accordance with all Applicable Laws of all Governmental Entities having jurisdiction over the Company or its Assets, properties or operations, including, without limitation, all such Applicable Laws, orders and requirements relating to the Business except in any case where the failure to so conduct its operations would not have a Material Adverse Effect. The Company has not received any notice of any violation of any Applicable Law, order or other legal requirement. The Company is not in material default with respect to any order, writ, judgment, award, injunction or decree of any Governmental Entity, applicable to the Company, the Business and/or any of its respective Assets, properties or operations. The Seller has not received any notice of any violation of any Applicable Law, order or other legal requirement which would affect the Assets, the Business and/or the ability of the Seller to complete the transactions contemplated by this Agreement in accordance with the terms of this Agreement. The Seller is not in material default with respect to any order, writ, judgment, award, injunction or decree of any Governmental Entity, applicable to the Assets, the Business and/or the ability of the Seller to complete the transactions contemplated by this Agreement in accordance with the terms of this Agreement.

4.19.	Permits.

(a) Schedule 4.19 lists all Permits issued or granted to the Company, and all pending applications therefore. To the Company’s Knowledge, these Permits constitute all material Permits required, and consents, approvals, authorizations and other requirements prescribed, by any law, rule or regulation which must be obtained or satisfied by the Company, in connection with the Business or that are necessary for the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents. To the Company’s Knowledge, the Permits are sufficient and adequate in all material respects to permit the continued lawful conduct of the Business in the manner now conducted and the ownership, occupancy and operation of the Company’s properties for its present uses and the execution, delivery and performance of this Agreement. To the Company’s Knowledge, no jurisdiction in which the Company is not qualified or licensed as a foreign business entity has demanded or requested in writing that it qualify or become licensed as a foreign business entity.

(b) To the Company’s Knowledge, each Permit has been issued to, and duly obtained and fully paid for and is valid, in full force and effect, enforceable in accordance with its terms subject to the Bankruptcy Exception, and not subject to any pending or known threatened administrative or judicial proceeding to suspend, revoke, cancel or declare such Permit invalid in any respect. To the Company’s Knowledge it is not in violation in any material respect of any of the Licenses. To the Company’s Knowledge Permits have never been suspended, revoked or otherwise terminated, subject to any fine or penalty, or subject to judicial or administrative review, for any reason other than the renewal or expiration thereof.

4.20.	Accounts Receivable.

To the Company’s Knowledge, all Accounts Receivable reflected on the Unaudited Stub Financials of the Company and those that exist as of the Closing Date (collectively “Accounts Receivable”) will represent, valid obligations arising from sales actually made or services actually performed in the ordinary course of business, and not subject to any valid counterclaims or set-offs, disputes or contingencies. An Accounts Receivable Ageing report is included on Schedule 4.20. To the Company’s Knowledge, all of the Accounts Receivable reflected on the June 30, 2009 Balance Sheet of the Company (the “Balance Sheet”) are, due and payable and fully collectible within the normal course, net of the applicable reserve for bad debts as disclosed on the Balance Sheet. To the Company’s Knowledge all Accounts Receivable reflected in the financial or accounting records of the Company that have arisen since June 30, 2009 are, and will be, valid receivables subject to no setoffs or counterclaims and are, and due and payable and fully collectible within the normal course, net of a reserve for bad debts in an amount proportionate to the reserve shown on the Company’s balance sheet prepared as of June 30, 2009.

4.21.	Intercompany and Affiliate Transactions; Insider Interests.

(a) To the Company’s Knowledge and except as disclosed on Schedule 4.21 hereto, there are no contracts, transactions, agreements or arrangements, written or oral, of any kind, direct or indirect, between the Company and (a) any officer, director, or shareholder of the Seller, and/or (b) any Affiliate and/or any immediate family member of any of the foregoing persons. All of the foregoing contracts, transactions, agreements and arrangements are referred to as the Related Party Agreements. The Related Party Agreements include, without limitation, loans, guarantees and/or pledges to, by or for the Company and/or the Seller as well as , to, by or for any of the foregoing are currently in effect.

(b) Except as disclosed on Schedule 4.21, neither (i) any officer, director, and/or shareholder of the Seller, nor (v) any Affiliate and/or any immediate family member of any of the foregoing persons, now has, or within the last three (3) years had, either directly or indirectly:

(i) an equity or debt interest in any corporation, partnership, joint venture, association, organization or other Person or entity which furnishes, sells supplies, or during such period furnished, sold or supplied, services or products to the Company, or purchased, or during such period purchased from the Company any goods or services, or otherwise does, or during such period did, business with the Company;

(ii) a beneficial interest in any Contract, commitment or agreement to which the Company is or was a party or under which it was obligated or bound or to which its properties may be or may have been subject;

(iii) any rights in or to any of the Intellectual Property, Assets, properties and/or rights owned or licensed by the Company and/or used by the Company in the Business, including, but not limited to, any rights as a secured party, lender and/or debt holder.

(iv) an equity or debt interest in any corporation, partnership, joint venture, association, organization or other Person or entity which is directly or indirectly in competition with the Company and/or is engaged in any manner in the field of biometrics.

(v) the right to receive any payments of any kind from the Company other than compensation pursuant to employment agreements which will be in a form acceptable to the Purchaser at the Closing.

4.22. Insurance.

(a) Schedule 4.22 lists all liability, property, workers’ compensation, directors’ and officers’ liability, ERISA SAA, and other insurance policies of any nature whatsoever that insure the business, operations or employees of the Company or affect or relate to the ownership, use or operation of any of the assets of the Company (the “Insurance Policies”) as well as all claims pending under such Insurance Policies, and the identity of the policy holder. The Company has provided true and complete copies of all Insurance Policies to the Purchaser.

(b) To the Company’s Knowledge none of the Insurance Policies for which the Company is the policy holder will terminate or lapse by reason of the transactions contemplated by this Agreement and the Transaction Documents, (ii)  to the Company’s Knowledge it has not has received notice that any insurer under any Insurance Policy is denying liability with respect to a claim thereunder or defending under a reservation of rights clause, or indicated any intent to do so or not to renew any such policy; (iii) to the Company’s Knowledge the Insurance Policies are sufficient for compliance with all applicable laws and Contracts to which the Company is a party or by which it is bound; and do not provide for any retrospective premium adjustment or other experienced-based liability on the part of the Company; and (iv) to the Company’s Knowledge no side agreements or other Contracts exist that alter the terms of the Insurance Policies.

4.23.	Labor and Employment Matters.

Except as identified on Schedule 4.23, there are no employment agreements, collective bargaining agreements or other labor agreements to which the Company is a party or by which it is bound. To the Company’s Knowledge it has provided to the Purchaser true and complete copies of all employment, consultant and independent contractor agreements entered into by the Company and currently in effect, and a list of such contracts and agreement are identified on Schedule 4.23. Schedule 4.23 also sets forth the name, position and salary of all individuals employed by the Company (exclusive of independent contractors and consultants). To the Company’s Knowledge it is in compliance, and at all times has complied, in all material respects with all applicable laws, rules and regulations relating to the employment of labor, including those related to wages, hours, collective bargaining, occupational safety and health, and the payment and withholding of taxes and other sums as required by appropriate Governmental Entities (“Employment Laws”) and has withheld and paid to the appropriate Governmental Entities or are holding for payment not yet due to such Governmental Entities, all amounts required to be withheld from employees of the Company and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. To the Company’s Knowledge there is no (i) unfair labor practice complaint against the Company pending before the National Labor Relations Board or any state or local agency and no such complaint is threatened; (ii) pending threatened labor strike or other material labor trouble affecting the Company; (iii) material labor grievance pending or threatened against the Company; (iv) pending or threatened representation respecting the employees of the Company by a labor union; (v) pending or threatened arbitration proceedings arising out of or under any collective bargaining agreement to which the Company is a party; and (vi) claim currently pending or threatened against the Company alleging the violation of any Employment Laws, or any other asserted or threatened claim whatsoever, whether based in tort, contract or law, arising out of or relating in any way to any person’s employment (actual or alleged), application for employment or termination of employment with the Company. To the Company’s Knowledge it has complied with all Applicable Laws including, but not limited to, Employment Laws, related to the use of independent contractors and consultants in the conduct of the Business. For purposes of this Section 4.23, “employees” includes employees, independent contractors, consulting employees, and other persons filling similar functions. All employees of the Company reside within the United States, and none of such employees perform services pursuant to a visa or similar authorization.

4.24.	Employee Plans.

(a) To the Company’s Knowledge, and except as disclosed on Schedule 4.24.1 hereto, all accrued obligations of the Company, whether arising by operation of law, by contract or past custom, or otherwise, for payments by the Company to trusts or other funds or to any Governmental Entity, with respect to unemployment compensation benefits, social security benefits or any other benefits or obligations, with respect to employment of employees, independent contractors and/or consultants through the date hereof have been paid or adequate accruals therefore have been made in the Financial Statements, and payments or adequate accruals for all such obligations will be made through the Closing Date. Except as disclosed on Schedule 4.24.1 hereto, all reasonably anticipated obligations of the Company with respect to employees, independent contractors and/or consultants whether arising by operation of law, by contract, by past custom, or otherwise, for salaries, vacation and holiday pay, sick pay, bonuses and other forms of compensation payable to employees in respect of the services rendered by any of them prior to the date hereof have been or will be paid by the Company prior to the Closing Date or adequate accruals therefore have been made in the Financial Statements, and payments or adequate accruals for all such obligations will be made through the Closing Date.

(b) Schedule 4.24.2 lists all bonus, pension, stock option, stock purchase, benefit, welfare, profit-sharing, deferred compensation, retainer, consulting, retirement, welfare, disability, vacation, severance, hospitalization, insurance, incentive, deferred compensation and other similar fringe or employee benefit plans, funds, programs or arrangements, whether written or oral, in each of the foregoing cases which cover, are maintained for the benefit of, or relate to any or all current or former employees, managers, members ,independent contractors and/or consultants of the Company, and any other entity (“ERISA Affiliate”) related to the Company under Section 414(b), (c), (m) and (o) of the Internal Revenue Code of 1986, as amended (the “Code”) (all of the foregoing are collectively the “Employee Plans”), together with all accrued liabilities under such Employee Plans about which the Company has Knowledge. To the Company’s Knowledge, neither the Company nor any ERISA Affiliate of the Company has any liability or contingent liability with respect to the Employee Plans other than routine claims for benefits, nor will any of the Company’s assets be subject to any lien, charge or claim relating to the obligations of the Company with respect to employees or Employee Plans. To the Company’s Knowledge no party to any Employee Plan is in default with respect to any material term or condition thereof, nor has any event occurred which through the passage of time or the giving of notice, or both, would constitute a default thereunder or would cause the acceleration of any obligation of any party thereto. The Company has provided to the Purchaser true and complete copies of all Employee Plans.

(c) To the Company’s Knowledge , each of the Employee Plans, and the administration thereof, is and has been in material compliance with all Applicable Laws currently in effect, including, without limitation, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Code, and, to the Company’s Knowledge, there is no pending claim, action, suit or proceeding that has been asserted or instituted against any Employee Plan, the assets of any Employee Plan, the Company or the plan administrator or any fiduciary of any Employee Plan in respect of the operation of such Employee Plan (other than routine, uncontested benefit claims) and no Employee Plan is under audit or is the subject of any audit or investigation by any Governmental Entity. To the Company’s Knowledge there are no unfunded obligations of any kind for which the Company is responsible under any Employee Plan. The Company outsources all compliance with Applicable Laws effecting Employee Plans to a third party ( “3rd Party Provider”). The Company has delivered to the 3rd Party Provider true, accurate and complete information with respect to Employee Plans so that the 3rd Party Provider can comply with reporting and disclosure requirements under Applicable Laws. To the Company’s knowledge no act or omission has occurred and no condition exists with respect to any Employee Plan maintained by the Company or any ERISA Affiliate that would subject the Company, any ERISA Affiliate or the Purchaser to any (i) fine, penalty, tax or liability imposed under ERISA or the Code (other than liabilities incurred in the ordinary course of business that are consistent with the Code and ERISA, including liabilities for benefits, contributions, premiums and other similar costs), or (ii) contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any Employee Plan. To the Company’s Knowledge all amendments and actions required to bring each of the Employee Plans into conformity in all material respects with all of the applicable provisions of ERISA and other Applicable Laws have been made or taken except to the extent that such amendments or actions are not required by law to be made or taken until a date after the Closing and are disclosed on Schedule 4.23.3 To the Company’s Knowledge each Employee Plan intended to be qualified under Section 401(a) of the Code has received a determination letter from the Internal Revenue Service to such effect, no such determination letter has been revoked and revocation has not been threatened, and no such Employee Plan has been amended or operated since the date of its most recent determination letter or application therefore in any respect, and no act or omission has occurred, that would adversely affect its qualification.

(d) To the Company’s Knowledge, neither the Company nor any ERISA Affiliate sponsors or has sponsored, maintained, contributed to, incurred an obligation to contribute to or withdrawn from, any Multi-Employer Plan (as defined in Section 4000(a)(3) of ERISA) or any Multiple Employer Plan (as defined in ERISA Sections 4063 or 4064 or Code Section 413), whether or not terminated, for which any withdrawal or partial withdrawal liability has been or could be incurred, whether or not any such liability has been asserted by or on behalf of any such plan. To the Company’s Knowledge, neither the Company nor any ERISA Affiliate sponsors or has ever sponsored, maintained, contributed to or incurred an obligation to contribute to any Employee Plan subject to the provisions of Title IV of ERISA.

(f) There are no contracts, agreements, plans or arrangements covering any of the Company’s employees with “change of control” or similar provisions. To the Company’s Knowledge, neither the Company nor any of its ERISA Affiliates has incurred any liability under the Worker Adjustment Retraining and Notification Act or any similar state law relating to employment termination in connection with a mass layoff, plant closing or similar event.

(i) Other than routine claims for benefits, there is no claim pending or to the Knowledge of the Seller, threatened, involving any Employee Plan by any person against such Employee Plan, the Company or any of its ERISA Affiliates. There is no pending or, to the Knowledge of the Seller, threatened, proceeding involving any Employee Plan before the IRS, the United States Department of Labor or any other governmental authority.

4.25.	Environmental Matters.

Notwithstanding anything to the contrary contained in this Agreement, and to the Company’s Knowledge:

(a) The Company’s operations comply in all material respects with all Applicable Laws, regulations and other requirements of Governmental Entities or duties under common law relating to toxic or hazardous substances, wastes, pollution or to the protection of health, safety or the environment (collectively, “Environmental Laws”) and the Company has obtained and maintained in effect all licenses, permits and other authorizations or registrations (collectively “Environmental Permits”) required under all Environmental Laws and is in material compliance with all such Environmental Permits.

(b) The Company has not performed, failed to perform or suffered any act which could reasonably be expected to give rise to, or has otherwise incurred, material liability to any person (governmental or not) under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq. (“CERCLA”), or any other Environmental Laws, nor has it received notice of any such liability or any claim therefore.

(c) To the Company’s Knowledge, other than commonly used office or janitorial products, no hazardous substance, hazardous waste, contaminant, pollutant or toxic substance (as such terms are defined in or otherwise subject to any applicable Environmental Law and collectively referred to herein as “Hazardous Materials”) has been released, placed, disposed of or otherwise come to be located on, at, beneath or near any of the assets or properties owned or leased by the Company at any time or any other property in material violation of any Environmental Laws such that the Company and/or the Seller could be subject to material liability under any Environmental Laws.

(d) To the Company’s Knowledge, it has not exposed any employee or third party to any Hazardous Materials or conditions that could subject it to any material liability under any Environmental Laws.

(e) The Company does not own or operate aboveground or underground storage tanks.

(f) There are no asbestos-containing materials, urea formaldehyde insulation, polychlorinated biphenyls or lead-based paints present at any properties leased by the Company.

(g) There are no pending or threatened administrative, judicial or regulatory proceedings, or any threatened actions or claims, or any consent decrees or other agreements in effect that relate to environmental conditions in, on, under, about or related to the Company, its operations and/or the real properties leased by the Company.

4.26.	Brokers or Finders.

No agent, broker, finder, investment banker, financial advisor or other person is entitled to any brokerage, finder’s or other fee or commission in connection with any of the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of the Seller and/or the Company (“Seller’s Broker Fees”).

In the event of any claim for the payment of Seller’s Brokers Fees, the Seller shall be solely responsible for the payment of any and all Seller’s Broker Fees, as well as any expenses including reasonable attorney’s fees, incurred by the Purchaser in connection with any such claim, due any agent, broker, finder, investment banker, financial advisor or other person in connection with the transactions contemplated by this Agreement.

Buyer has absolutely no Knowledge of any reasonably likely claim for the payment of Brokers Fees that could be asserted against Seller except as expressly disclosed on Schedule 4.26.

4.27 Rights and Voting Rights.

Except as contemplated by the Transaction Documents, neither the Company nor the Seller is currently under any obligation, and/or has granted any rights, to register any presently outstanding securities of the Company or any of the Company’s securities that may hereafter be issued. No stockholder of the Seller has entered into any agreement with respect to the voting of equity securities of the Company.

4.28 Powers of Attorney.

There are no outstanding powers of attorney executed on behalf of the Company.

4.29 Prepayments, Prebilled Invoices and Deposits.

Schedule 4.29 .1 sets forth all prepayments, prebilled invoices and deposits that have been received by the Company as of the date hereof from customers for products to be shipped, or services to be performed, after the Closing. All such prepayments, prebilled invoices and deposits are properly accrued for on the Company’s Financial Statements in accordance with GAAP applied on a consistent basis.

Schedule 4.29.2 sets forth (i) all prepayments, prebilled invoices and deposits that have been made or paid by the Company as of the date hereof to vendors or suppliers for products to be shipped, or services to be performed, after the Closing. All such prepayments, prebilled invoices and deposits are properly accrued for on the Company’s Financial Statements in accordance with GAAP applied on a consistent basis.

4.30	Warranties.

No product or service manufactured, sold, leased, licensed or delivered by the Company is subject to any guaranty, warranty, right of return, right of credit or other indemnity other than (a) the applicable standard terms and conditions of sale or lease of the Company which are set forth on Schedule 4.30, (b) manufacturers’ warranties for which the Company has no liability, and (c) other warranty terms negotiated by contract and shown on Schedule 4.30. Schedule 4.30 also sets forth the aggregate expenses incurred by the Company in fulfilling its obligations under its guaranty, warranty, right of return and indemnity provisions during each of the past three fiscal years and the interim period covered by the Financial Statements.

4.31 Inventories.

Schedule 4.31 lists all inventories maintained by the Company as of June 30, 2009 including a description thereof and the actual cost and projected market value of such inventories. To the Knowledge of Company, all inventory is good and marketable in the existing product lines of the Company and is merchantable and fit for the particular purpose for which it is intended, subject to the obsolescence reserve on the financial statements.

4.32 Questionable Payments.

To the Knowledge of Seller and Company, neither the Seller, the Company, any director, officer, consultant employee, independent contractor, agent, shareholder nor other Person associated with or acting on behalf of the Company has, directly or indirectly (i) used any Company and/or Seller funds for unlawful contributions, gifts, entertainment or other unlawful payments to any domestic or foreign governmental politicians, officials, employees or representatives or to any campaign; (ii) violated any Applicable Law related to bribery, kickbacks, payoffs, unlawful gifts or similar or comparable payments in connection with attempts to or actually securing business, favorable treatment or special concessions of any kind; or (iii) violated any provisions of Section 30A of the Exchange Act of 1934, as amended, the Foreign Corrupt Practices Act or similar Applicable Laws. To the Knowledge of the Company it has not, nor , has any current director, officer, agent, employee or other Person acting on behalf of the Company, accepted or received any unlawful contributions, payments, gifts, or expenditures.

4.33 Veracity of Statements.

To the Knowledge of the Company and Seller, no statement, representation or warranty of the Seller and/or the Company in this Agreement or the Schedules attached hereto contain any misrepresentation of a material fact or omits to state a fact necessary to make statements contained herein or therein, in light of the circumstances in which they were made, not misleading. There is no fact which adversely affects, or may in the future adversely affect the business, operations, affairs condition, or prospects of the Company, the Business or its Assets which has not been set forth in this Agreement.

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5.	REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser represents, warrants and covenants the following to Seller with the knowledge and expectation that, in agreeing to enter into this Agreement, Seller is completely relying on, and in connection with the consummation of the transactions contemplated in this Agreement, will completely rely on, such representations, warranties and covenants:

5.1.	Good Standing and Authority. Purchaser is a corporation, duly organized, validly existing and in good standing under the laws of the State of New York. Purchaser has the requisite power and authority to enter into this Agreement and to consummate the transactions contemplated in this Agreement. This Agreement, and the consummation of the transactions contemplated in this Agreement, have been duly authorized and approved by all necessary and proper action on the part of Purchaser. This Agreement, when executed and delivered, will constitute the legal, valid and binding, obligations of Purchaser enforceable against Purchaser in accordance with its terms.

6.	CERTAIN UNDERSTANDINGS AND AGREEMENTS OF THE PARTIES.

6.1.	Access.

The Company shall afford, to Purchaser and Purchaser’s accountants, counsel and representatives, full access during normal business hours throughout the period prior to the Closing Date (or the earlier termination of this Agreement) to all of the Assets, Intellectual Property, properties, Books and Records, Contracts and other records of the Company (including, without limitation, the accounting records, tax records and all environmental studies, reports and other environmental records) and, during such period, shall furnish promptly to Purchaser all information concerning the Company, the Business, Assets, Financial Statements, the Contracts, the properties, liabilities and personnel as Purchaser may reasonably request.

6.2.	Confidentiality.

For purposes hereof, the Seller will keep the matters contemplated herein and all information provided by Purchaser related to Purchaser, confidential, and will not provide information about such matters to any party or use such information except to the extent necessary to effect the transactions contemplated hereby. Purchaser will keep the matters contemplated herein and all information provided by the Seller and the Company related to the Seller, the Company or the Business confidential, and will not provide information about such matters to any party or use such information except to the extent necessary to effect the transactions contemplated hereby or as required by applicable law. Purchaser and the Seller shall each cause their respective Affiliates, officers, directors, employees, agents, and advisors to keep confidential all information received in connection with the transactions contemplated hereby. If this Agreement terminates without consummation of the Closing, the Seller and the Purchaser shall, and shall cause their Affiliates to, each maintain the confidentiality of any information obtained from the other in connection with the transactions contemplated hereby, and the Seller’s business plans (the “Information”), provided that the confidentiality restrictions set forth herein shall not apply to Information that (i) was in the public domain before the date of this Agreement or subsequently came into the public domain other than as a result of disclosure by the party to whom the Information was delivered; (ii) was lawfully received by a party from a third party free of any obligation of confidence of or to such third party; (iii) was already in the possession of the party prior to receipt thereof, directly or indirectly, from the other party; (iv) is required to be disclosed in a judicial or administrative proceeding after giving the other party as much advance notice of the possibility of such disclosure as practicable so that the other party may attempt to stop such disclosure; or (v) is subsequently and independently developed by employees of the party to whom the Information was delivered without reference to the Information. If this Agreement terminates without consummation of the Closing, Purchaser, on the one hand, and the Seller, on the other hand, shall return to the other all material containing or reflecting the Information provided by the other, shall not retain any copies, extracts, or other reproductions thereof or derived therefrom, and Purchaser shall ensure the return of all such material from all other parties with whom it has been shared, and shall thereafter refrain from using the Information and shall maintain its confidentiality pursuant to this Agreement.

6.3.	Certain Changes and Conduct of Business.

From and after the date this Agreement is executed by the Seller and until the Closing (or the earlier termination of this Agreement), the Seller and the Company shall cause the Company to conduct its operations and the Business in the ordinary course consistent with past practices. During the period from the date this Agreement is executed by the Seller until the Closing, the Company shall preserve substantially intact the Business, use its best efforts to keep available the services of its respective current employees, officers and consultants and preserve its respective current relationships with customers, suppliers and other persons with which the Company has a significant business relationship with. By way of amplification and not limitation, except in the ordinary course of business as required or permitted pursuant to the terms hereof, the Seller and the Company shall cause the Company to not:

(i) make any material change in the conduct of its business and operations or enter into any transaction other than in the ordinary course of business consistent with past practices;

(ii) make, authorize and/or effect any change, amendment or modification to the charter, by-laws, and/or the governing documents of the Company, issue any additional equity securities or grant any option, warrant or right to acquire any equity securities or issue any security convertible into or exchangeable for the equity interests in the Company, alter any term of any of the outstanding securities of the Company, or make any change in the outstanding the capitalization of the Company, whether by reason of a reclassification, recapitalization, split or combination, exchange, purchase, redemption or readjustment of interests or otherwise;

(iii) (A) incur or assume any indebtedness for borrowed money, issue any notes, bonds, debentures or other securities or grant any option, warrant or right to purchase any of the foregoing, (B) issue any securities convertible or exchangeable for debt securities of the Company, or (C) issue any options or other rights to acquire directly or indirectly any debt securities of the Company or any security convertible into or exchangeable for such debt securities;

(iv) destroy, damage or lose any Assets of the Company or any part thereof, or make any sale, assignment, transfer, lease, abandonment or other conveyance of any of the Assets of the Company or any part thereof, except transactions required pursuant to existing contracts of the Company dispositions of inventory or worn out or obsolete equipment for fair or reasonable value in the ordinary course of business consistent with past practices;

(v) subject any of the Assets of the Company, or any part thereof, to any Lien, security interest, charge, interest or other encumbrance, or suffer such to be imposed other than such Liens, security interests, charges, interests or other encumbrances as may arise in the ordinary course of business consistent with past practices;

(vi) enter into any new (or amend any existing) Employee Plan, program or arrangement or any employment, severance or consulting agreement, or grant any increase in the compensation or benefits payable or to become payable to (A) any managers or executive level employees, or (B) any employees, except in accordance with pre-existing contractual provisions applicable to such non-executive level employees;

(vii) make or commit to make any capital expenditure or series of related capital expenditures in excess of $25,000 or to invest, advance, loan, pledge or donate any monies to any customers or other persons or entities or to make any similar commitments with respect to outstanding bids or proposals;

(viii) sell, transfer, or lease any Assets of the Company to, or enter into any agreement or arrangement with, the Seller, any Affiliate of the Seller and/or any third party other than the Buyer;

(ix) guarantee any indebtedness for borrowed money or any other obligation;

(x) delay payment of payables or accelerate collection of receivables relative to the historical practices regarding the timing of such payments and collections;

(xi) declare or make any distributions or other payments to the Seller or any equity holders;

(xii)	take any other action that would cause any of the representations and/or warranties made by the Seller and/or the Company herein not to remain true and correct in all material respects;

(xiii)	agree to and/or enter into discussions regarding any (i) sale, transfer, lease and/or disposition of the Company, the Business and/or its Assets and/or (ii) merger, recapitalization or change in control of the Company, other than the transactions contemplated by this Agreement.

(xiv)	implement or adopt any change in its accounting principles or accounting practices, in all cases.;

(xv)	prepare or file any Tax Return inconsistent in any material respect with past practice or, on any such Tax Return, take any position, make any election, or adopt any method that is materially inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods;

(xvi)	enter into any contract, including but not limited to one that contains a change of control provision, or take any action which would have a negative affect on the consummation of the transactions contemplated by this Agreement;

(xvii)	terminate any member of senior management and/or any key employee;

(xviii)	enter into any type of contract, agreement, arrangement or otherwise commit to a transaction with (a) an Affiliate of the Seller and/or the Company, (b) any officer director, shareholder, and/or member of the Seller and/or the Company; and/or (c) any Affiliate of any of the foregoing Persons.

(xix)	make any change in the assets, liabilities, financial condition or operations of the Company from that reflected on the Financial Statements, other than changes in the ordinary course of business, none of which (including changes in the ordinary course of business) individually or in the aggregate has had or is reasonably expected to have a Material Adverse Effect on such assets, liabilities, financial condition or operations;

(xx)	accept any resignation or termination of any officer, key employee or group of employees of the Company;

(xxi)	make any material change in the contingent obligations of the Company by way of guaranty, endorsement, indemnity, warranty or otherwise;

(xxii)	cause any damage, destruction or loss, whether or not covered by insurance, which would have a Material Adverse Effect on the Company;

(xxiii)	make any waiver of a valuable right or of a material debt owed to the Company;

(xxiv)	make any direct or indirect loans made to the Seller, any stockholder, employee, officer or director, member of the Seller and/or the Company (including any Affiliate thereof);

(xxv)	make any material change in any compensation arrangement, severance agreement or any other agreement with any member, employee, officer, director or stockholder (including any Affiliate thereof);

(xxvi)	enter into negotiations, contracts and/or agreements with any labor organization activity related to the Company;

(xxvii)	incur any debt, obligation or liability incurred, assumed or guaranteed by the Seller and/or the Subsidiary, except those for immaterial amounts and for current liabilities incurred in the ordinary course of business not in excess of $25,000;

(xxviii)	enter into any negotiations for and/or enter into any contracts, agreements, term sheets, letters of intent, memorandum of understandings and/or any other arrangements or commitments of any kind for (a) any sale, assignment, license, sublicense or transfer in any manner of any Owned Intellectual Property and/or Licensed Intellectual Property; (b) any change in any Contract and/or material agreement to which the Seller and/or the Company is a party or by which it is bound which materially and adversely affects the Business, assets, liabilities, financial condition, operations and/or prospects of the Company; (c) any other event or condition of any character that, either individually or cumulatively, has or is reasonably likely to have a Material Adverse Effect on the Company; (d) any change in any Seller’s authorized or issued securities and/or the grant of any option or right to purchase securities of the Seller; (e) any issuance of any security convertible into capital stock of the Seller; (e) any grant of any registration rights; and/or (f) any purchase, redemption, retirement, or other acquisition by securities of the Company;

(xxix)	make any distributions and/or payments to and/or for the benefit of the Seller and/or its Affiliates; and/or

(xxiv)	authorize and/or enter into any contract agreement, commitment and/or arrangement of any kind to do any of the foregoing.

6.4.	Reasonable Commercial Efforts.

Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable commercial efforts (other than the payment of money unreimbursed by the other party) to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable consistent with applicable law to cause the fulfillment of the conditions to Closing set forth herein and to consummate and make effective in the most expeditious manner practicable the transactions contemplated hereby.

6.5.	Further Assurances.

Upon the reasonable request of a party or parties hereto at any time after the Closing Date, the other party or parties shall forthwith execute and deliver such further instruments of assignment, transfer, conveyance, endorsement, direction or authorization and other documents as the requesting party or parties or its or their counsel may reasonably request in order to effectuate the purposes of this Agreement

6.6 No Shop Provision

The Seller and the Company, agree that during the period commencing on execution of this Agreement and ending on August 31, 2009, they will not individually or jointly, cause or permit any of their respective Affiliates and/or any of its or their directors, officers, employees, agents or representatives to, (a) negotiate, authorize, recommend, enter into or propose to enter into, with any person other than the Investor or persons designated by the Investor, any transaction involving (directly or indirectly) an issuance, sale or acquisition of 1% or more of any class or series of securities of the Company, a sale or lease of material assets of Company and/ (other than in the ordinary course of the Company’s business consistent with past custom and practice), and/or any merger, recapitalization, business combination, strategic alliance, joint venture or similar transaction involving the Company (a “Competing Transaction”), (b) continue to engage in any pending discussions or negotiations with any third party concerning any previously proposed Competing Transaction, (c) encourage, solicit or initiate discussions, negotiations or submissions of proposals, indications of interest or offers in respect of a Competing Transaction, and/or (d) furnish or cause to be furnished to any person any information in furtherance of a Competing Transaction (collectively the “No Shop Agreement”). If the Seller and/or the Company receives any inquiry, proposal, indication of interest or offer with respect to a Competing Transaction (“Competing Proposal”), the Seller and the Company will promptly notify the Purchaser of the same and the terms thereof in writing.. This No Shop Agreement may be terminated by the Seller and the Company in the event the Purchaser refuses to close on the transactions contemplated by this Agreement, subject to the conditions set forth herein, on or before July 31, 2009 provided however that such refusal is not the result of any delay caused by the Seller, the Company and/or any of their Affiliates; any intentional act or intentional omission the Seller, the Company and/or any of their Affiliates; and/or the failure by the Seller, the Company, and/or any of their Affiliates to deliver information reasonably requested by the Purchaser. The parties agree that breach of this provision will entitle the Purchaser to injunctive relief to prevent such breach and to specific performance as well as all monetary and other damages allowed by law, including but not limited to compensation for the loss of the Purchaser’s business opportunity as contemplated by this Agreement and for the value of its time, resources and expenses incurred in connection with evaluating, reviewing and attempting to close on this Agreement. The Purchaser will not be required to post any bond or undertaking to obtain any such relief. The Seller, the Company and/or their Affiliates acknowledge that the provisions of this section is an integral part of the transactions contemplated by this Agreement and that without these provisions the Purchaser would not enter into this Agreement and/or agree to pay the Purchase Price for the Shares as set forth herein. In the event any provision of this Section shall be declared invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of such Section shall not in any way be affected or impaired thereby.

7. TAX MATTERS

7.1. Indemnification Obligations With Respect to Taxes.

7.1.1. Seller shall indemnify, defend and hold harmless Purchaser and the Company from and against (i) all taxes of the Company (or any predecessor of the Company) with respect to pre-Closing Tax periods.

7.1.2. Purchaser and the Company shall jointly and severally indemnify, defend and hold harmless Seller from and against all taxes of the Company with respect to post-Closing Tax periods, including but not limited to any 338(h) (10) election made as set forth in Section 7.4 below.

7.2.	Contest Provisions. In the event Seller or Purchaser receives notice of any pending or threatened Tax audit or assessment or other dispute concerning Taxes with respect to which the other Party may incur liability, the Party in receipt of such notice promptly shall notify the other Party of such matter in writing, provided that failure of a Party to comply with this provision shall not affect any Party’s right to indemnification hereunder unless (and then only to the extent) such failure materially adversely affects the ability of the Party that did not receive notice to challenge such tax audits or assessments.

7.3.	Assistance and Cooperation. After the Closing Date, Seller, on the one hand, and Purchaser, on the other hand, shall (i) cooperate fully in preparing for any audit of, or dispute with taxing authorities regarding, any Tax Return of the Company relating to taxable periods for which the other may have a liability; (ii) make available to the other and to any taxing authority as reasonably requested all information, records, and documents relating to Taxes of the Company; (iii) provide timely notice to the other in writing of any pending or threatened Tax audit or assessment of the Company for taxable periods for which the other may have a liability; and (iv) furnish the other with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any such taxable period described in this Section 7.

7.4 Section 338(h)(10) Election.

(i) If Purchaser so notifies Seller at or within one hundred twenty (120) days after the Closing, the Purchaser and the Seller shall jointly make an election under Section 338(h)(10) of the Code (and any comparable election under state or local Law) (the “338(h)(10) Elections”) with respect to the acquisition of the Company’s  Subsidiary by the Purchaser. The Purchaser and the Seller shall cooperate fully with each other in the making of the 338(h)(10) Elections. The Purchaser shall be responsible for the preparation and filing of all Tax Returns and forms (the Section 338 Forms) required under applicable law to be filed in connection with making the 338(h)(10) Elections. The Seller shall deliver to the Purchaser within a reasonable time prior to the date the Section 338 Forms are required to be filed, such documents and other forms as are reasonably required by the Purchaser to properly complete the Section 338 Forms. The Purchaser shall prepare a complete set of Section 338 Forms and any additional data or materials required to be attached to IRS Form 8023 for the Seller’s review and approval, provided that the Seller shall not unreasonably withhold such approval

(ii) If the 338(h)(10) Elections are made, the Purchaser and the Seller shall allocate the Purchase Price and any other amounts required by the Code or Treasury Regulations to be allocated in the manner required by Section 338 of the Code and the Treasury Regulations promulgated thereunder. Such allocation shall be used for purposes of determining the aggregate deemed sales price under the applicable Treasury Regulations and in reporting the deemed sale of assets of the Company in connection with the 338(h)(10) Elections.

7.5 Seller at its sole cost and expense shall prepare and file, on a timely basis, all 2008 Federal , State and local tax returns required to be field by the Company under Applicable Law. 14 days prior to the required filing dates of such returns, the Seller shall deliver to the Purchaser proposed final filing copies of such returns for the Purchaser’s review and approval. The Purchaser and the Seller will reasonably cooperate with each other in connection with the preparation and filing of such returns.

8. CLOSING

8.1.	Closing. The closing (the “Closing”) of the transactions contemplated in this Agreement shall be effective as of the Effective Time and shall take place on the date thereof. The Closing shall take place on or about August 7, 2009 at such location as Seller and Purchaser may mutually agree. Any signature required to be delivered pursuant to this Agreement, may be delivered by facsimile and such signature shall, for all purposes, serve as an “original” signature.

8.2	Conditions to the Purchasers’ Obligations at Closing. The obligations of Purchaser to purchase the Shares and consummate the transactions contemplated hereby are subject to the fulfillment to Purchaser’s satisfaction, at or before the Closing Date, of the conditions set forth in this Section 8.2, any one or more of which may be waived by Buyer in writing in its discretion; provided however, such waiver will not waive or diminish Buyer’s right to indemnification pursuant to Article 9, unless so stated:

8.2.1 Representations and Warranties. The representations and warranties of the Seller and the Company contained in this Agreement, the Schedules attached hereto, any certificate delivered by the Seller and/or the Compnay pursuant to this Agreement and/or in any other Transaction Document shall be true and correct in all material respects as of the date hereof and on the Closing Date, and at the Closing the Seller and the Company shall have delivered to Purchaser a certificate dated the Closing Date to such effect signed by the Chief Executive Officers, Chief Operating Officers and Chief Financial Officers of the Seller and the Company.

8.2.2 Lack of Material Adverse Effect. Since the date of this Agreement, there have been no events or circumstances of any kind that have had or could reasonably be expected to result in a Material Adverse Effect and at the Closing the Seller, and the Company shall each have delivered to Purchaser a certificate to such effect dated the Closing Date and signed by the Chief Executive Officers, Chief Operating Officers and Chief Financial Officers of the Seller and the Company.

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8.2.3 Performance. The Seller and the Company shall have materially performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company and/or the Seller on or before the Closing and at the Closing the Seller, and the Company shall each have delivered to Purchaser a certificate to such effect dated the Closing Date and signed by the Chief Executive Officers, Chief Operating Officers and Chief Financial Officers of the Seller and the Company.

8.2.4 Secretary’s Certificate. The Secretary of the Company shall have delivered to the Purchaser at the each Closing a certificate certifying (i) the Bylaws of the Company and (ii) resolutions of the Board of Directors of the Company approving the Transaction Agreements and the transactions contemplated under the Transaction Agreements.

8.2.5 Employee Commitments. The Purchaser has received written commitments from the individuals listed on Schedule 8.2.5, in a form acceptable to the Purchaser, binding such individuals to continue to perform services on behalf of the Company for the 12 month period following the Closing on compensation terms materially similar to their existing compensation arrangements with the Company.

8.2.6 ERP and Benefits Agreement. The Seller has agreed in writing to provide the Purchaser with certain transition services regarding the Company’s continued use of the current ERP system presently used by the Company and the ability of the Company to continue to utilize the Employee Benefit Plans currently provided to the Company on the terms and conditions set forth on Schedule 8.2.6 and such other terms and conditions as are reasonably requested by the Purchaser.

8.2.7 General Release. The Seller will deliver to the Company a General Release in favor of the Company, its affiliates, employees, officers, director and shareholders, releasing such parties from any and all known and unknown claims from the beginning of the world through the Closing Date, including, but not limited to inter-company obligations, but excluding claims for any breach of the terms, covenants, representations and/or warranties of this Agreement and/or the Transaction Documents in a form reasonably acceptable to Purchaser. The Company will deliver to the Seller a General Release in favor of the Seller, its affiliates, employees, officers, director and shareholders, releasing such parties from any and all known and unknown claims from the beginning of the world through the Closing Date, for any breach of the terms, covenants, representations and/or warranties of this Agreement and/or the Transaction Documents in a form reasonably acceptable to Seller.

8.2.8 Additional Documents to Be Delivered at Closing by Seller. At the Closing, but effective as of the Effective Time, Seller shall properly execute (if necessary) and deliver to Purchaser, or cause to be executed and delivered to Purchaser, the following:

8.2.8.1.	The shares of Stock, and an assignment separate from certificate, duly executed by Seller sufficient to vest in the Purchaser, free and clear of any Lien (other than the Note), ownership of 100% of the issued and outstanding shares of capital stock and Equity Rights of the Company in a form reasonably satisfactory to the Purchaser.

8.2.8.	2. A Certificate of Good Standing (or analogous document) for the Company issued by the California Department of Corporations dated not earlier then three days prior to the Closing.

8.2.8.3.	The resignations of each officer and director of the Company other than those who, with Purchaser’s consent, desire to remain as officers or directors of the Company.

8.2.8.4.	Such other documents and instruments as are contemplated in this Agreement or as Purchaser may reasonably request in order to evidence or consummate the transactions contemplated in this Agreement or to effectuate the purpose or intent of this Agreement.

8.2.9 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at each Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchaser, and the Purchaser (or its counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested.

8.3.	Documents to be Delivered at Closing by Purchaser. At the Closing, but effective as of the Effective Time, Purchaser shall properly execute (if necessary) and deliver to Seller or as set forth below to a third party , or cause to be executed and delivered to Seller, or as set forth below to a third party, as the case may be, the following:

8.3.1. The Purchase Price, in the manner and form contemplated in Section 3 above.

8.3.2.	Stock Pledge Agreement, and such other documents and instruments as are contemplated in this Agreement or as Seller may reasonably request in order to evidence or consummate the transactions contemplated in this Agreement or to effectuate the purpose or intent of this Agreement. and

8.3.3.	A check in the amount of $100,000 to Seyfarth Shaw LLP (‘Seyfarth”), provided such payment satisfies in full all fees, expenses and other charges due and owing by the Company to Seyfarth and gives the Company a credit against future legal fees in the minimum amount of $15,000.

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9. INDEMNIFICATION AND SURVIVAL

9.1 Survival. The representations and warranties made in this Agreement shall survive any investigation made by any party hereto and the Closing of the transactions contemplated hereby until the twelfth month anniversary of the Closing Date, except those representations and warranties contained in, Section 4.15 (Undisclosed Liabilities) and Section 4.6 (Financial Statements), which shall survive for 24 months, and Section 4.16 (Taxes), Section 4.17 (Litigation), and Section 4.3 (Capitalization) which will survive until the expiration of the applicable statute of limitations. As to any matter or claim which is based upon fraud, consisting of an intentional misrepresentation or intentional concealment of a material fact known to the indemnifying party, the representations and warranties set forth in this Agreement shall expire only upon expiration of the applicable statute of limitations. No party will be liable to another under any warranty or representation after the applicable expiration of such warranty or representation.

9.2	Indemnification of Purchaser.

Seller hereby agrees, to indemnify, defend and hold harmless the Purchaser and the Company, and its officers, shareholders, directors, agents, attorneys, successors and assigns (collectively, the “Purchaser Parties”) for, from and against any and all claims, damages, liabilities, obligations, assessments, penalties, interest, demands, actions, losses, costs or expenses, whether direct or indirect, known or unknown, absolute or contingent (including, without limitation, settlement costs and any reasonable legal, accounting and other expenses for investigating and/or defending any actions or threatened actions) which any of the Purchaser Parties may suffer or for which any of the Purchaser Parties may become liable and which are based on, the result of, arise out of or are otherwise related to any of the following:

9.2.1.	any inaccuracy or misrepresentation in, or breach of any representation or warranty of the Seller contained in this Agreement;

9.2.2.	any breach or failure of the Seller to perform any covenant or agreement required to be performed by the Seller pursuant to this Agreement;

9.2.3. any and all Related Expenses incident to any of the foregoing.

9.3	Indemnification of Seller. Purchaser and the Company, hereby agree, jointly and severally to indemnify, defend and hold harmless Seller, and its officers, directors, shareholders, agents, attorneys, successors and assigns (collectively, the “Seller Parties”) for, from and against any and all claims, damages, liabilities, obligations, assessments, penalties, interest, demands, actions, losses, costs or expenses, whether direct or indirect, known or unknown, absolute or contingent (including, without limitation, settlement costs and any reasonable legal, accounting and other expenses for investigating and/or defending any actions or threatened actions) which any of the Seller Parties may suffer or for which any of the Seller Parties may become liable and which are based on, the result of, arise out of or are otherwise related to any of the following:

9.3.1.	any inaccuracy or misrepresentation in, or breach of any representation or warranty of Purchaser contained in this Agreement;

9.3.2.	any breach or failure of Purchaser to perform any covenant or agreement required to be performed by Purchaser pursuant to this Agreement; and

9.3.3. any and all Related Expenses incident to any of the foregoing.

9.4.	Remedies.

.	Purchaser, the Company and the Seller each acknowledge and agree that its sole and exclusive remedy with respect to any and all loss relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions set forth in this Section 9, except as set forth elsewhere in this Agreement.

9.4.1	Deductible Amount. Seller shall not have any liability for indemnification pursuant to Section 9.2 until the aggregate of all losses suffered by Purchaser with respect to such matter exceed the sum (for purposes of this Section 9.4, such sum is referred to as the “Deductible Amount”) of $75,000.00, and then only for the amount by which such aggregate losses exceed the Deductible Amount.

9.4.2.	Cap. The maximum indemnification obligation payable by Seller to the Purchaser or the Company shall not exceed 50% of the Purchase Price (“the “Cap”).

9.4.3	Notwithstanding the foregoing the Seller shall pay for and assume all damages, judgements and monetary charges with respect to the pending litigation against the Company in the Superior Court of the State of California, County of San Diego regarding the apartment fire which occurred at 575 W. Madison Avenue, El Cajun, CA. The obligations under this section shall not be subject to the Deductible Amount or the Cap.

9.4.4	Losses.

9.4.4.1. The amount of any loss for which indemnification is provided under this Section 9 shall be net of (i) in the case of Section 9.2, any reserves heretofore established on the accounting records of the Company as of the Closing Date, (ii) any amounts recovered or recoverable by the indemnified party pursuant to any indemnification by or indemnification agreement with any third party, (iii) any insurance proceeds or other cash receipts or sources of reimbursement available as an offset against such loss (and no right of subrogation shall accrue to any insurer or third party indemnitor hereunder) (each of (i), (ii), and (iii), a “Collateral Source”, and (iv) an amount equal to the Tax benefit, if any, attributable to such loss.

9.4.4.2. Indemnification under Section 9.2 or 9.3 shall not be available to any indemnified party for matters in which a Collateral Source is involved unless such indemnified party first seeks recovery from any Collateral Source for such claim before making any claim for indemnification by the indemnifying Party. Any indemnifying Party may, in its sole discretion, require any indemnified Party to grant an assignment of the right of such indemnified Party to assert a claim against any Collateral Source. In the event of such assignment, the indemnifying Party will pursue such claim at its own expense.

9.5.	Amounts due Purchaser.

. The amount of any monies owed by the Seller to the Purchaser under Section 9.2 and/or the failure by the Seller to make payments required by Section 9,4.3 shall be first made through an offset of any amounts due to the Seller under the Note and for any amounts in excess of the Note by the payment of certified funds to the Purchaser within five (5) business days of Purchaser’s delivery of a written demand to the Seller for such monies . In the event that the Purchaser is compelled to commence legal proceedings for recovery of any Losses in accordance with Section 9.2 and/or payments under Section 9.4.3, and the Purchaser is successful in such proceedings, the Seller shall also be responsible for the payment of all legal fees and expenses incurred by the Purchaser in connection with such legal proceedings including any expenses incurred in connection with attempts to collect such Losses prior to the institution of such proceedings. In the event the Purchaser is unsuccessful in such legal proceedings, the Purchaser shall be responsible for the payment of all legal fees and expenses incurred by the Seller in connection with such legal proceedings.

9.6. Procedures. If any legal proceedings are instituted or any claim or demand is asserted by any person not a party to this Agreement in respect of which any of the Purchaser Parties or the Seller Parties may seek indemnification pursuant to the provisions hereunder, the indemnified Party shall promptly cause written notice (the “Notice”) of the assertion of any such claim or demand to be made to the indemnifying Party; provided, however, that the failure of the indemnified Party to give prompt Notice shall not relieve the indemnifying Party of its obligations hereunder unless, and only to the extent that, such failure caused the damages for which the indemnifying Party is obligated to be greater than they would have been had the indemnified Party given the indemnifying Party prompt Notice hereunder. Except as otherwise provided herein, the indemnifying Party shall have the right, at its option and expense, to defend against, negotiate, or settle any such claim or demand, and if the indemnifying Party exercises that option, the indemnifying Party shall not be liable for the fees and expenses incurred after the date the indemnifying Party notifies the indemnified Party of such exercise by any counsel employed by the indemnified Party. An indemnifying Party may not settle any such claim or demand without the consent (which consent shall not be unreasonably withheld, conditioned or delayed) of the indemnified Party unless such settlement requires no more than a monetary payment for which the indemnified Party is fully indemnified or involves other matters not binding upon the indemnified Party. An indemnifying Party shall not be liable for any settlement of any such claim or demand effected without its prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. In the event that the indemnifying Party shall fail to respond within ten (10) days after the giving of the Notice, then the indemnified Party may retain counsel and conduct the defense thereof as it may in its sole discretion deem proper, at the sole cost and expense of the indemnifying Party. The Parties agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such legal proceeding, claim or demand.

10. NON COMPETITION

10.1.	Non-Competition; Confidential Information. Seller acknowledges that it has had access to, has acquired, and has assisted in developing, confidential and proprietary information relating to the Business, including, without limiting the generality of the foregoing, information with respect to present and prospective services, technology, processes, customers, agents, and sales and marketing methods. Seller acknowledges that such information has been and will be of central importance to the Business and that disclosure of it to, or its use by others, could cause substantial loss to the Business. Seller accordingly agrees as follows:

10.1.1. From and after the Closing, niether Seller nor its Affiliates shall, unless acting pursuant to the prior written consent of Purchaser, directly or indirectly, either individually or as owner, consultant, partner, employee, shareholder or otherwise:

10.1.1.1. engage in any aspect of the Business in the United States of America and/or any other market where the Company conducts business;

10.1.1.2. solicit the Business from any person, firm, company or other entity which is or was at any time within three (3) years prior to the date hereof, a customer of the Company;

10.1.1.3. make use of, disclose or divulge to any third person any information of a proprietary, secret or confidential nature relating to the Business;

10.1.1.4. use or allow to be used any trade or business name, or other work, symbol, logo or other means of identification which was, or is substantially similar to, one which, was or is then used by the Company in the Business; or

10.1.1.5. whether on Seller’s behalf or in conjunction with or on behalf of any other person, firm, company or other entity solicit, encourage or entice away from Purchaser (or attempt to do so) any officer or employee (whether or not such person would commit a breach of contract by so doing).

10.2.	The obligations of Seller with respect to Sections 10.1.1.1, 10.1.1.2 and 10.1.1.5. will terminate Five (5) years from the date hereof.

10.3.	It is recognized that damages in the event of breach of this Section 10 would be difficult, if not impossible, to ascertain, and it is therefore agreed that Purchaser shall also have the right to an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach, and the Seller hereby waives any and all defenses Seller may have on the grounds of competence of the court to grant such any injunction or other equitable relief. The existence of this right shall not preclude any other rights and remedies at law or in equity which Purchaser may have. The parties agree that the restrictions and agreements contained herein are reasonable, are the product of arm’s length negotiation, and are necessary for Purchaser to protect the Business and Assets; however, in the event that any part of this Section 10 shall be found to be unenforceable, but would be valid and enforceable if any part thereof were deleted or otherwise modified, then such restrictions in this Section 10 shall apply with such modifications, but only to the extent as shall be necessary to make them valid and enforceable.

11. MISCELLANEOUS

11.1.	Expenses. Seller and Purchaser shall each bear the expenses incurred by them in connection with the preparation and negotiation of this Agreement and the consummation of the transactions contemplated in this Agreement.

11.2.	Notices. Any notice, election, demand, request, consent, approval, concurrence or other communication (collectively, a “notice”) given or made under any provision of this Agreement shall be deemed to have been sufficiently given or made for all purposes only if it is in writing and it is: (a) delivered personally to the party to whom it is directed; (b) sent by first class mail or overnight express mail, postage and charges prepaid, addressed to the party to whom It is directed, at his, her or its address set forth below; or (c) telecopied to the party to whom it is directed, at its address set forth below:

If to Seller:	With a required copy to:
The Allied Defense Group, Inc. 8000 Towers Crescent Drive Suite 260 Vienna, Virginia 22182 Attn: President and Chief Financial Officer	Baxter, Baker, Sidle, Conn & Jones, P.A. 120 E. Baltimore Street Suite 2100 Baltimore, Maryland 21202 Attn: James E. Baker, Jr.
If to the Company or Purchaser:	With a required copy to:
Steve Maloney 3DRS Advisors, Inc. 1185 Avenue of the Americas,	Anthony M. Collura 629 Fifth Avenue — Suite 300 Pelham, NY 10803

Suite 1750,

New York, NY 10036

John Callaghan

Spear International, Ltd.

629	Fifth Avenue — Suite 300

Pelham, NY10803

Unless any other provision of this Agreement expressly provides to the contrary, any notice:

11.2.1. given or made in the manner indicated in Section 11.2 above shall be deemed to have been given or made on the day on which such notice was actually delivered to an adult residing or employed at the address of the intended recipient, but if such day was not a business day, such notice shall be deemed to have been given or made on the first business day following such day;

11.2.2. given or made in the manner indicated in this Section 11.2 shall be deemed to have been given or made on the third (3rd) business day after the day on which it was deposited in a regularly maintained receptacle for the deposit of the United States’ mail, or in the case of overnight express mail, on the business day immediately following the day on which it was deposited in a regularly maintained receptacle for the deposit of overnight express mail, provided that the notice is subsequently delivered by the U.S. Post Office or the courier service to the designated address in the ordinary course of business; and

11.2.3. given or made in the manner indicated in this Section 11.2 above shall be deemed to have been given or made on receipt by the transmitting party of printed confirmation that the transmission was received, provided that if the transmission occurs after 4:30 p.m. EST or EDT (as appropriate) or on a non-business day, the notice shall be deemed to have been given or made on the first business day to follow such transmission.

Notwithstanding the immediately preceding sentence, if the intended recipient actually receives a notice before the date on which such notice is deemed to have been given or made, as specified above, the date of actual receipt shall be the date on which such notice is deemed to have been given or made for the purposes of this Agreement.

11.3.	Headings. The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

11.4.	Construction. This Agreement shall be construed and enforced in accordance with the laws of the State of New York without regard to its conflicts of law principles. This Agreement has been negotiated by the respective parties hereto and their attorneys and the language hereof will not be construed for or against either party. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the federal and state courts located within the geographic boundaries of the United States District Court for the Southern District of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the federal and state courts located within the geographic boundaries of the United States District Court for the District of the Southern District of New York, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

11.5.	No Assignment, Benefit. No Party may assign its rights and obligations under this Agreement without the prior written consent of the other Parties. This Agreement shall be binding on and inure to the benefit of the Parties and their respective successors and permitted assigns.

11.6.	Entire Agreement. This Agreement, including the Schedules attached to it, is and shall be deemed to be the complete and final expression of the agreement between the Parties as to the matters contained in and related to this Agreement and supersedes any previous agreements between the Parties pertaining to such matters.

11.7.	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement. Photostatic or facsimile reproductions of this Agreement may be made and relied upon to the same extent as originals.

11.8.	Waiver. The waiver by any Party of any breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent or similar breach.

11.9.	Amendment. This Agreement may only be amended by written agreement executed by all of the Parties.

11.10.	Brokerage or Finder’s Fee. Any and all brokerage fees due and payable to any broker, finder, agent or similar intermediary in connection with this Agreement or the transactions contemplated hereby shall be borne by the party responsible for retaining, or claimed to be responsible for retaining, such broker, finder, agent or similar intermediary.

11.11.	No Third Party Beneficiaries. The rights and obligations of the Parties under this Agreement are for the benefit of the Parties, the Purchaser Parties and the Seller Parties only, and neither any creditor of any of the Parties, the Purchaser Parties or the Seller Parties, nor any other person or entity (other than a successor in interest to the any of the Parties, the Purchaser Parties or the Seller Parties), shall have the right to rely on or enforce the provisions of this Agreement as a third-party beneficiary or otherwise. Without limiting the generality of the foregoing, the discretions granted to any of the Parties, the Purchaser Parties or the Seller Parties in this Agreement are personal to them, and no receiver, trustee or liquidator of the any of them, or any other person or entity, shall the right or power to exercise any such discretions.

THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK. THE SIGNATURE PAGE TO THIS AGREEMENT
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IN WITNESS WHEREOF, the parties hereto agree to execute and deliver this Agreement as of the date first above written.

SELLER:

THE ALLIED DEFENSE GROUP, INC.

By:

PURCHASER:

3DRS INTERNATIONAL, INC.

By:

COMPANY:

NEWS/SPORTS MICROWAVE RENTAL, INC.

By:

Allied/NSM/ Stock Purchase Agreement 2009